Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: FPL Group, Inc.
Commission File No.:1-8841

This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. ("FPL Group") or Constellation Energy Group, Inc. ("Constellation Energy"). Constellation Energy intends to file with the Securities and Exchange Commission (the "SEC") a registration statement that will include the joint proxy statement/prospectus of Constellation Energy and FPL Group and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention: Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, MD 21202.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group's directors and executive officers is available in the proxy statement filed with the SEC by FPL Group on April 5, 2005, and information regarding Constellation Energy's directors and executive officers is available in its proxy statement filed with the SEC by Constellation Energy on April 13, 2005. Information regarding J. Brian Ferguson, a director of FPL Group elected since the date of the filing of the 2005 definitive proxy statement can be found in FPL Group's filing on Form 10-Q, dated August 4, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This filing includes (i) the slides posted on FPL Group, Inc.'s website in connection with its January 27, 2006 audio webcast broadcast of its fourth quarter 2005 earnings release and (ii) the chief financial officer's remarks accompanied by headings which coordinate such remarks with the slides:

Earnings Conference Call Fourth Quarter 2005

Non Solicitation This communication is not a solicitation of a proxy from any security holder of FPL Group or Constellation Energy. Constellation Energy intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus of Constellation Energy and FPL Group and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY, AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Constellation Energy, Shareholder Services, 750 E. Pratt Street, Baltimore, MD 21201, or from FPL Group, Shareholder Services, P.O. Box 14000, 700 Universe Blvd., Juno Beach, Florida 33408 0420. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. FPL Group, Constellation Energy, and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group's directors and executive officers is available in its proxy statement filed with the SEC by FPL Group on April 5, 2005, and information regarding Constellation Energy's directors and executive officers is available in its proxy statement filed with the SEC by Constellation Energy on April 13, 2005. Information regarding J. Brian Ferguson, a director of FPL Group elected since the date of the filing of the 2005 definitive proxy statement, can be found in FPL Group's filing on Form 10 Q dated August 4, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statements And Risk Factors That May Affect Future Results Any statements made herein about future operating results or other future events are forward looking statements under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements may include, for example, statements regarding benefits of the proposed merger between FPL Group and Constellation Energy, the likelihood and timing of the closing of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Actual results may differ materially from such forward looking statements. A discussion of factors that could cause actual results or events to vary is contained in the Appendix herein and in our SEC filings.

2005 An Extraordinary Year External Environment Another record setting hurricane season Strengthening fuel price fundamentals Hot summer weather in key markets High, volatile prices Florida Power & Light 2004 storm cost recovery proceedings Base rate case settlement 1,900 MW new generation in service Another difficult hurricane season Large fuel price increases Flat earnings FPL Energy Strong financial performance overall Improvement in merchant asset contributions Excellent growth in wind Duane Arnold acquisition Clear growth path for 2006 and 2007 Agreement to merge FPL Group with Constellation Energy

FPL Group Results fourth Quarter GAAP adjusted net income EPS ($ millions) $173 $206 $0.47 $0.53 $175 $179 $0.47 $0.46 04 05 See Appendix for reconciliation of GAAP to adjusted amounts
FPL Group Results full year GAAP adjusted net income EPS ($ millions) $887 $885 $2.45 $2.29 $890 $997 $2.46 $2.58 04 05 See Appendix for reconciliation of GAAP to adjusted amounts
Florida Power & Light Earnings fourth quarter full year net income EPS ($ millions) $164 $124 $0.45 $0.32 $749 $748 $2.07 $1.94 04 05

Growth in Customer Accounts Fourth Quarter Comparisons1 (thousands) Full Year Comparisons1 (thousands) 10 year Average 84.0 10 year Average 83.3 103 94 101 03 04 05 97 107 97 1 Change in average customer accounts from prior period

Retail Sales at FPL Fourth Quarter 2.4 percent customer growth (3.9 percent) usage growth due to weather 0.6 percent underlying usage growth, mix, and other (1.7 percent) kWh sales growth Full Year 2.3 percent customer growth 0.5 percent usage growth due to weather 0.1 percent underlying usage growth, mix, and other 2.9 percent kWh sales growth hurricane effects (4.7 percent) (0.4 percent)

FPL O&M ($ millions) Fourth Quarter Full Year $290 $347 $1,228 $1,307 04 05 Figures include amounts that are recovered through cost recovery clauses which have no impact on net income
FPL Depreciation ($ millions) Fourth Quarter Full Year $229 $243 $915 $951 04 05 Figures include amounts that are recovered through cost recovery clauses which have no impact on net income

FPL Earnings contribution Drivers ($ share) Fourth Quarter Full Year FPL 2004 EPS $0.45 $2.07 Drivers Customer growth 0.03 0.13 Usage due to weather (excl. storms) 0.01 0.05 Storm impact (0.07) (0.02) Underlying usage growth, mix, and other 0.01 0.02 Depreciation (0.02) (0.06) O&M (0.06) (0.09) share dilution (0.03) (0.13) Other 1 0.00 (0.03) FPL 2005 EPS $0.32 $1.94 1 Including interest, AFUDC

Storm Costs Update 2004 costs $213 million remaining to be recovered under base rate surcharge ($1.65 per month per 1,000 kWh) 2005 costs Four hurricanes total estimated cost $906 million January 13th filing with FPSC Propose consolidating 2004, 2005 costs, plus rebuild of reserve total cost $1,690 alternative a securitization alternative b base rate surcharge Issue $1,050 of AAA Bonds Customer charge $1.58 month Duration 12 years Customer charge $6.84 month declining to $5.19 month Duration 3 years Estimate as of July 31, 2006

Fuel Cost Recovery Fuel clause recovery costs approved by Florida regulators in November 2005 As approved 10 04 $3.9b Incremental incurred $1.1b Total $5.0b Deferred to 2007 recovery $307m approved for recovery in 2006[1] $743m 2006 estimated and approved $5.8b Total fuel clause recovery 2006 $6.6b Typical residential bill using 1,000 kWh will increase 19 percent Hedging program saved customers $610 million in 2005 & $593 million in 2006 1 Actual incurred fuel costs through September 2005

FPL Energy Overview Very strong year overall Existing assets New wind projects Price environment favorable 2006 and 2007 hedges at higher prices Strong outlook for wind portfolio 2005 program in place (500 mw) 2006 program approved or in construction (700 mw) 2007 pipeline healthy (625 750 mw) Growth drivers for 2006 and 2007 New wind projects Roll over of hedges Duane Arnold

FPL Energy Results fourth Quarter gaap adjusted net income ($millions) eps $(11) $86 $(0.03) $(9) $0.22 $59 ($0.03) $0.15 04 05 See Appendix for reconciliation of GAAP to adjusted amounts
FPL Energy Results full year gaap adjusted net income ($millions) eps $172 $187 $0.48 $0.49 $175 $299 $0.49 $0.78 04 05 See Appendix for reconciliation of GAAP to adjusted amounts

FPL Energy Earnings Contribution Drivers ($ share) Fourth quarter Full Year FPL Energy 2004 Adjusted EPS $(0.03) $0.49 Drivers Q4 2004 contract restructuring impact 0.12 0.12 Q4 2005 asset sales 0.04 0.04 New investment (0.01) 0.04 Existing assets 0.08 0.21 Asset optimization and trading 0.01 (0.01) other restructuring activities (0.01) 0.04 All other (0.05) (0.15) FPL Energy 2005 Adjusted EPS $0.15 $0.78 See Appendix for reconciliation of GAAP to adjusted amounts

2005 Wind Resource Performance Fourth Quarter Wind Speed Index 1 Full Year Wind Speed Index 1 95 95 98 93 04 05 1 2005 annual wind resource sensitivity variability of 1 wind index annual EPS impact of 2 3 2 Average wind speed for the period from those reference towers chosen to represent FPL Energy's portfolio weighted index based on FPL Energy's portfolio as of 12 31 05 2 Based on FPL Energy's portfolio as of 12 31 05

FPL Energy Contract Coverage 2006 2007 asset class wind contracted merchant nepool ercot all other total portfolio available mw percent mw under contract 3,166 2,465, 2,281 2,598 1,417 11,925 97 99 74 87 58 86 3,287 2,465 2,454 2,627 1,327 12,204 93 99 49 37 18 65 1 Weighted to reflect in service dates, planned maintenance, Seabrook's planned refueling and power uprate in 2006, Duane Arnold's planned refueling outage in 2007 and expected production from renewable resource assets. Includes the pending acquisition of a 70 percent interest in the Duane Arnold Energy Center. 2 Reflects round the clock mw under contract. 3 Includes all projects with mid to long term purchase power contracts for substantially all of their output. 4 Includes only those facilities that require active hedging. 5 Reflects on peak mw under contract. 6 Totals may not add due to rounding.

Significantly Improved Market Conditions Market Update Natural Gas ($ MMBTU) 1 NEPOOL 7x24 Power 2 NEPOOL Spark Spreads ERCOT Spark Spreads WECC Spark Spreads Cal 06 forward 12 30 05 change in cal 06 forward 1 3 05 9 30 05 9 30 05 12 30 05 10.77 97.52 27.48 24.76 25.49 5.63 50.24 13.78 13.66 3.66 (0.95) (9.44) (3.42) (1.21) (0.07) $ 1 NYMEX 2 Mass Hub 3 Mass Hub, Tetco M3 and 7,000 heat rate 4 ERCOT N, Houston Ship Channel and 7,000 heat rate 5 SP15, NGI SoCal and 7,000 heat rate

Flattening Curve Natural Gas Forward Prices natural gas forwards nymex henry hub $ mmbtu delivery period 2006 2007 2008 2009 2010 2011 2012 2013 $12.00 $11.00 $10.00 $9.00 $8.00 $7.00 $6.00 1 20 2006 9 30 2005

Earnings Per Share Contributions Fourth Quarter GAAP 04 05 Change FPL $0.45 $0.32 $(0.13) FPL Energy (0.03) 0.22 0.25 Corporate and Other 0.05 (0.01) (0.06) Total $0.47 $0.53 $0.06 Adjusted 04 05 Change FPL $0.45 $0.32 $(0.13) FPL Energy (0.03) 0.15 0.18 Corporate and Other 0.05 (0.01) (0.06) Total $0.47 $0.46 $(0.01) See Appendix for reconciliation of GAAP to adjusted amounts

Earnings Per Share Contributions Full Year GAAP 04 05 Change FPL $2.07 $1.94 $(0.13) FPL Energy 0.48 0.49 0.01 Corporate and Other (0.10) (0.14) (0.04) Total $2.45 $2.29 $(0.16) Adjusted 04 05 Change FPL $2.07 $1.94 $(0.13) FPL Energy 0.49 0.78 0.29 Corporate and Other (0.10) (0.14) (0.04) Total $2.46 $2.58 $0.12 See Appendix for reconciliation of GAAP to adjusted amounts

Adjusted Earnings Per Share Expectations 2006E1 2007E1 FPL $2.05 2.10 $2.15 2.25 FPL Energy 0.90 1.00 1.15 1.35 Other (0.15) (0.20) (0.15) (0.20) Consolidated $2.80 2.90 $3.15 3.35 Note the 2006 and 2007 adjusted earnings expectations are valid as of today (January 27, 2006) and should be viewed in conjunction with the "Assumptions" page (slide 29) and with the Company's Cautionary Statements contained in the Appendix to this presentation. 1 Assumes normal weather and excludes the cumulative effect of adopting new accounting standards as well as the mark to market effect of non qualifying hedges neither of which can be determined at this time

The New Entity A Unique And Compelling Combination The premier competitive energy provider offering attractive growth and a balanced, moderate risk posture a solid base of stable, growing earnings and cash flow built on the strongest balance sheet in the industry wholesale retail generation florida power & light Baltimore Gas & Electric Corporate Strengths & Skills

Q&A Session
Appendix

FPL Group Key Assumptions1 fpl 2 percent customer growth No usage per customer growth in 2006 1 percent in 2007 Continued cost control Turkey Point expansion remains on schedule (mid 2007) Normal weather fpl energy Wind development 625 750 mw each year, 2006 and 2007 Market forwards at year end 2005 Timely close of Duane Arnold acquisition Operational performance consistent with historical levels Corporate and Other Yield curves at year end 2005 Balanced financing plan maintains current credit position Incremental non recourse debt where net credit impact is favorable1 Excludes impact of hurricane Wilma

Drivers of FPL Energy Earnings Growth 2005-2006[1] 2005 EPS $0.78 New investments 0.24 0.28 Existing portfolio 0.08 0.12 Asset restructuring, marketing and trading (0.02) 0.02 Interest (0.07) (0.05) All other, including share dilution (0.04) (0.02) Expected 2006 EPS Range $0.90 $1.00 1 Assumes normal weather and excludes the cumulative effect of adopting new accounting standards as well as the mark-to-market effect of non qualifying hedges, neither of which can be determined at this time

Drivers of FPL Energy Earnings Growth 2006 20071 expected 2006 EPS Range $0.90 $1.00 New investments 0.12 0.24 Existing portfolio 0.10 0.20 Asset restructuring, marketing and trading (0.01) 0.01 Interest (0.05) (0.03) All other, including share dilution (0.02) 0.02 Expected 2007 EPS Range $1.15 $1.35 1 Assumes normal weather and excludes the cumulative effect of adopting new accounting standards as well as the mark to market effect of non qualifying hedges, neither of which can be determined at this time

FPL Potential Drivers of 2006 Earnings Variability Issue Variability Potential Impact 2006 Weather variability at 80 percent probability 7 cents Revenue growth 1 percent 2 3 cents O&M expenses sensitivity 2 percent 4 cents Interest rates 1 percent 2 cents See Company's Cautionary Statements contained in the Appendix and the Company's filings for full discussion of risks

FPL Energy Potential Drivers of 2006 Earnings Variability Issue Sensitivity Variability Potential Impact 2006 Weather Wind portfolio wind resource 1 wind index 2 3 cents Maine hydro rainfall, snow pack 20 percent 1 4 cents Market risk commodity prices $2 mmbtu 5 cents Oper. performance eFOR 2 1 percent 1 3 cents New growth Wind new development 625 750 MW 2 cents Asset restructuring 0 2 percent of FPLE earnings From historic mean 2 Impact based on merchant assets

Non qualifying Hedges 1 summary of Activity ($ millions, after tax) Asset (Liability) Balance as of 9 30 05 $ (117.6) Amounts Realized During 4th Quarter 0.4 Change in Forward Prices (all positions) 27.0 Subtotal 27.4 Asset (Liability) Balance as of 12 31 05 $(90.2) Primary Drivers NEPOOL Oil Spark Spreads $26.9 Retail Supply Contracts (13.8) ERCOT Spark Spreads 20.1 All Other Net (6.2) $27.0 1 Includes contracts of FPL Energy's consolidated projects plus its share of the contracts of equity method investees Note retail marks are directly related while others are inverse

Non Qualifying Hedges[1] Summary of Activity ($ thousands, after tax) 1st Quarter 2005 Asset Deals Asset (Liability) Change in Executed Total (Liability) Balance Amounts Forward During Unrealized Balance Description 12 31 04 (2) Realized Prices Period (3) MTM 3 31 05 Gas Supply Contract $16,205 (1,611) 6,747 5,136 $21,341 Other net $5,416 (6,417) (17,321) (12,155) (35,893) $ (30,477) Total $21,621 $ (8,028) $(10,574) $ (12,155) $ (30,757) $(9,136) 2nd Quarter 2005 Asset Deals Asset (Liability) Change in Executed Total (Liability) Balance Amounts Forward During Unrealized Balance Description 3 31 05 Realized Prices Period (3) MTM 6 30 05 Gas Supply Contract $21,341 (2,263) 1,615 (648) $20,693 Other net $ (30,477) (3,542) (39,120) (8,856) (51,518) $(81,995)Total $(9,136) $(5,805) $(37,505) $(8,856) $(52,166) $(61,302) 1 Includes contracts of FPL Energy's consolidated projects plus its share of the contracts of equity method investees 2 12 31 04 balance has been decreased $201 for the impact of changing tax rate from 39.23 percent to FPL Energy Project specific tax rates 3 Amount represents the change in value of deals executed during the quarter from the execution date through quarter end

Non Qualifying Hedges1 summary of Activity ($ thousands, after tax) 3rd Quarter 2005 Asset Deals Asset (Liability) Change in Executed Total (Liability) Balance Amounts Forward During Unrealized Balance Description 6 30 05 Realized Prices Period 2 MTM 9 30 05 Gas Supply Contract $20,693 (2,030) 13,548 11,518 $32,211 Other net $(81,995) 29,228 (77,204) (19,913) (67,889) $ (149,884) Total $ (61,302) $27,198 $(63,656) $ (19,913) $(56,371) $ (117,673) 4th Quarter 2005 Asset /Deals Asset/(Liability) Change in Executed Total (Liability) Balance Amounts Forward During Unrealized Balance Description 9 30 05 Realized Prices Period 2 MTM 12 31 05 Gas Supply Contract $32,211 (5,423) (1,116) (6,539) $25,672 Other net $ (149,884) 5,818 47,885 (19,716) 33,987 $(115,897) Total $ (117,673) $ 395 $46,769 $(19,716) $27,448 $ (90,225) 1 Includes contracts of FPL Energy's consolidated projects plus its share of the contracts of equity method investees 2 Amount represents the change in value of deals executed during the quarter from the execution date through quarter end

Non qualifying Hedges [1] summary of Forward Maturity $ thousands, after tax) Asset (Liability) Balance 2010 Total Description 12 31 05 2006 2007 2008 2009 2015 2005 2015 Gas Supply Contract $25,672 (14,839) (10,833) (25,672) Other net $(115,897) 60,427 20,978 10,270 2,254 21,968 115,897 Total $(90,225) $45,588 $10,145 $ 10,270 $2,254 $21,968 $90,225 1 Includes contracts of FPL Energy's consolidated projects plus its share of the contracts of equity method investees 2 Gain (loss) based on existing contracts and forward prices as of 12 31 05.

Bridging Reference Tower Wind Speed to Earnings Impact Correlation factor effect (tower to site) Wind shear derivation (convert lower level measured wind to predicted) Air density assumption Turbine specific performance (power curve) Availability Reliability Curtailments Price paid by buyer Reference Tower Wind Speed Wind Turbine Hub Height Wind Speed Theoretical Wind Turbine Output Actual Wind Turbine Output Earnings Per Share Contribution 1 in the annual portfolio wind index for 2006 equates to $0.02 $0.03 share 1 1 Sets aside uncertainties that can cause actual performance to deviate from that predicted solely by using the wind data from the selected reference towers. This reflects the impact on projects that were in operation as of 12 31 05. The earnings per share impact is based on a normal distribution around annual wind index values. This relationship should not be applied to quarterly or monthly wind index values due to seasonality of the wind resource and the increased variability associated with shorter observation periods.

FPL Energy MWs and Regional Reference Towers

Reference Tower	Associated Net MWs	Long Term Avg. Wind Speed (m/s)	2004 Avg. Wind Speed (m/s)	2004 Wind Speed Index	Long Term 4Q Avg. Wind Speed (m/s)	4Q 2004 Avg. Wind Speed (m/s)	4Q 2004 Wind Speed Index	4Q 2005 Avg. Wind Speed (m/s)	4Q 2005 Wind Speed Index
Midland.TX	598.60	4.94	4.92	99.59	4.51	4.30	92.83	4.18	92.83
Abilene.TX	254.00	4.99	4.78	95.65	4.73	4.40	92.61	4.38	92.61
WallaWalla.WA	324.90	3.76	3.39	90.01	3.46	3.09	84.86	2.93	84.86
Clovis.NM	204.00	5.21	5.25	100.74	5.16	5.46	95.10	4.91	95.10
Concord.CA	162.00	3.75	3.46	92.32	2.76	2.34	95.44	2.63	95.44
Clinton.OK	0.00	5.69	5.86	102.84	5.66	5.62	104.05	5.89	104.05
MasonCity.IA	139.00	5.04	5.09	101.07	5.23	5.23	97.10	5.08	97.10
Evanston.WY	144.00	4.66	4.33	92.89	4.49	4.18	96.36	4.33	96.36
GardenCity.KS	112.20	5.53	5.40	97.65	5.33	5.01	103.59	5.52	103.59
Johnstown.PA	130.40	4.24	4.14	97.77	4.58	4.40	102.96	4.72	102.96
Pipestone.MN	116.50	4.20	4.37	104.09	4.30	4.40	91.45	3.94	91.45
Livermore.CA	151.00	3.50	3.03	86.65	2.69	2.30	88.63	2.38	88.63
Gage.OK	102.00	5.14	5.13	99.73	4.82	4.54	101.70	4.91	101.70
PalmSprings.CA	77.30	3.58	2.92	81.64	2.94	2.34	81.87	2.41	81.87
Lancaster.CA	165.10	4.94	4.90	99.19	3.74	3.57	103.96	3.89	103.96
Bakersfield.CA	77.00	2.74	2.65	96.70	2.21	2.25	90.63	2.00	90.63
Jamestown.ND	61.50	5.05	5.05	100.04	5.27	5.26	102.15	5.39	102.15
Scranton.PA	64.50	3.09	3.06	99.30	3.03	2.95	96.64	2.93	96.64
Pierre.SD	40.50	4.94	5.15	104.17	4.87	5.00	106.58	5.19	106.58
Winkler.TX	56.80	4.25	4.30	101.29	3.77	3.64	97.55	3.68	97.55
LoneRock.WI	30.00	3.46	3.20	92.32	3.52	3.27	86.15	3.03	86.15
Total Net MWs	**3011.30**								
Av Index				97.11			94.87		94.82

Reference towers were selected for their proximity to FPL Energy's wind assets.
FPL Energy wind portfolio as of 12/31/05
Weights defined based on expected annual NCF

FPL GROUP

39

Regional Long Term Wind Reference Location Denotes new references included to better describe FPLE Wind Portfolio FPL Energy plant operations Walla Walla Concord Livermore Bakersfield Lancaster Palm Springs Pierre Evanston Garden City Clovis Jamestown Pipestone Mason City Lone Rock Gage Clinton Abilene Midland Winkler Johnstown Scranton

Reconciliation of GAAP to adjusted Earnings Three Months Ended December 31, 2004 Florida Power Corporate (millions, except per share amounts) Light FPL Energy Other FPL Group, Inc. Net Income (Loss) $164 $ (11) $20 $173 Adjustments net of tax Net unrealized mark to market (gains) losses associated with non qualifying hedges 2 2 adjusted Earnings (loss) $164 $ (9) $20 $175 Earnings (Loss) Per Share (assuming dilution) $ 0.45 $(0.03) $ 0.05 $0.47 adjustments net of tax Net unrealized mark to market (gains) losses associated with non qualifying hedges Earnings (Loss) Per Share $0.45 $ (0.03) $0.05 $0.47

Reconciliation of GAAP to Adjusted Earnings three Months Ended December 31, 2005 Florida Power Corporate (millions, except per share amounts) Light FPL Energy Other FPL Group, Inc. Net Income (Loss) $124 $86 $ (4) $206 Adjustments, net of tax Net unrealized mark to market (gains) losses associated with non qualifying hedges (27) (27) Adjusted Earnings (Loss) $ 124 $59 $ (4) $179 Earnings (Loss) Per Share (assuming dilution) $0.32 $0.22 $ (0.01) $0.53 Adjustments, net of tax Net unrealized mark to market (gains) losses associated with non qualifying hedges (0.07) (0.07) Adjusted Earnings (Loss) Per Share $0.32 $0.15 $ (0.01) $0.46

Reconciliation of GAAP to Adjusted Earnings full Year Ended December 31, 2004 Florida Power Corporate (millions, except per share amounts) Light FPL Energy Other FPL Group, Inc. Net Income (Loss) $ 749 $172 $ (34) $887 Adjustments, net of tax Net unrealized mark to market (gains) losses associated with non qualifying hedges 3 3 Adjusted Earnings (Loss) $749 $175 $ (34) $890 Earnings (Loss) Per Share (assuming dilution) $2.07 $ 0.48 $ (0.10) $2.45 Adjustments, net of tax Net unrealized mark to market (gains) losses associated with non qualifying hedges 0.01 0.01 Adjusted Earnings (Loss) Per Share $2.07 $0.49 $ (0.10) $2.46

Reconciliation of GAAP to adjusted Earnings full Year Ended December 31, 2005 Florida Power Corporate (millions, except per share amounts) Light FPL Energy Other FPL Group, Inc. Net Income (Loss) $748 $187 $(50) $885 Adjustments net of tax Net unrealized mark to market (gains) losses associated with non qualifying hedges 112 112 Adjusted Earnings (Loss) $748 $299 $ (50) $997 Earnings (Loss) Per Share (assuming dilution) $1.94 $0.49 $(0.14) $2.29 Adjustments net of tax Net unrealized mark to market (gains) losses associated with non qualifying hedges 0.29 0.29 Adjusted Earnings (Loss) Per Share $1.94 $0.78 $ (0.14) $2.58

Cautionary Statements And Risk Factors That May Affect Future Results In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (Reform Act), FPL Group, Inc. (FPL Group) and Florida Power Light Company (FPL) are hereby filing cautionary statements identifying important factors that could cause FPL Group's or FPL's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this presentation, on their respective websites, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward looking statements) that could cause FPL Group's or FPL's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group and FPL. Any forward looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward looking statement to reflect events or circumstances, including unanticipated events, after the date on which such statement is made. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The following are some important factors that could have a significant impact on FPL Group's and FPL's operations and financial results, and could cause FPL Group's and FPL's actual results or outcomes to differ materially from those discussed in the forward-looking statements FPL Group and FPL are subject to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), the Public Utility Holding Company Act of 1935, as amended (Holding Company Act), the Federal Power Act, the Atomic Energy Act of 1954, as amended, the Energy Policy Act of 2005 and certain sections of the Florida statutes relating to public utilities, changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and the utility commissions of other states in which FPL Group has operations, and the U.S. Nuclear Regulatory Commission (NRC), with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity (ROE) and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs). The FPSC has the authority to disallow recovery by FPL of any and all costs that it considers excessive or imprudently incurred. The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels. FPL Group and FPL are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and/or require additional pollution control equipment and otherwise increase costs. There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

FPL Group and FPL operate in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the energy industry, including deregulation of the production and sale of electricity. FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure. FPL Group's and FPL's results of operations could be affected by FPL's ability to renegotiate franchise agreements with municipalities and counties in Florida. The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines or pipelines, use of new technology, the dependence on a specific fuel source, including the supply and transportation of fuel, or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected or contracted levels of output or efficiency. This could result in lost revenues and or increased expenses. Insurance, warranties or performance guarantees may not cover any or all of the lost revenues or increased expenses, including the cost of replacement power. In addition to these risks, FPL Group's and FPL's nuclear units face certain risks that are unique to the nuclear industry including the ability to store and/or dispose of spent nuclear fuel, as well as additional regulatory actions up to and including shutdown of the units stemming from public safety concerns, whether at FPL Group's and FPL's plants, or at the plants of other nuclear operators. Breakdown or failure of an FPL Energy, LLC (FPL Energy) operating facility may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages. FPL Group's and FPL's ability to successfully and timely complete their power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities within established budgets is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, FPL Group and FPL could be subject to additional costs, termination payments under committed contracts, and or the write off of their investment in the project or improvement. FPL Group and FPL use derivative instruments, such as swaps, options, futures and forwards, to manage their commodity and financial market risks, and, to a lesser extent, engage in limited trading activities. FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments involves management's judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. In addition, FPL's use of such instruments could be subject to prudency challenges and if found imprudent, cost recovery could be disallowed by the FPSC. There are other risks associated with FPL Energy. In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energy's success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the successful and timely completion of project restructuring activities, maintenance of the qualifying facility status of certain projects, the price and supply of fuel (including transportation), transmission constraints, competition from new sources of generation, excess generation capacity and demand for power. There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy. FPL Energy's inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair FPL Group's future financial results. In keeping with industry trends, a portion of FPL Energy's power generation facilities operate wholly or partially without long-term power purchase agreements. As a result, power from these facilities is sold on the spot market or on a short-term contractual basis, which may affect the volatility of FPL Group's financial results. In addition, FPL Energy's business depends upon transmission facilities owned and operated by others if transmission is disrupted or capacity is inadequate or unavailable, FPL Energy's ability to sell and deliver its wholesale power may be limited. FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry, in general, as well as the passage of the Energy Policy Act of 2005. In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them.

FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows. The inability of FPL Group, FPL Group Capital Inc (FPL Group Capital) and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, which, in turn, could impact FPL Group's and FPL's ability to grow their businesses and would likely increase interest costs. FPL Group's and FPL's results of operations are affected by the growth in customer accounts in FPL's service area. Customer growth can be affected by population growth as well as economic factors in Florida, including job and income growth, housing starts and new home prices. Customer growth directly influences the demand for electricity and the need for additional power generation and power delivery facilities at FPL. FPL Group's and FPL's results of operations are affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydro-powered facilities. FPL Group's and FPL's results of operations can be affected by the impact of severe weather which can be destructive, causing outages and property damage, may affect fuel supply and could require additional costs to be incurred. At FPL, recovery of these costs is subject to FPSC approval. FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax laws, rates or policies, rates of inflation, accounting standards, securities laws or corporate governance requirements. FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities. Generation and transmission facilities, in general, have been identified as potential targets. The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the United States, and the increased cost and adequacy of security and insurance. FPL Group's and FPL's ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national, state or local events as well as company specific events. FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees and work stoppage. FPL Group's ability to successfully complete and integrate the proposed merger between FPL Group and Constellation Energy is subject to certain risks and uncertainties including the ability to obtain governmental approvals of the transaction on the proposed terms and schedule the failure of FPL Group or Constellation Energy shareholders to approve the transaction the risk that anticipated synergies will not be achieved or will take longer to achieve than expected disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities unexpected transaction costs or liabilities economic conditions and other specific factors discussed in documents filed with the SEC by both FPL Group and Constellation Energy. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S 4 that Constellation Energy will file with the SEC in connection with the proposed merger. The issues and associated risks and uncertainties described above are not the only ones FPL Group and FPL may face. Additional issues may arise or become material as the energy industry evolves. The risks and uncertainties associated with these additional issues could impair FPL Group's and FPL's businesses and financial results in the future.

Conference Call
Fourth Quarter 2005 Earnings Release
January 27, 2006

    (1)  Fourth Quarter 2005 Earnings Conference Call

Jim von Riesemann

Good morning and welcome to our 2005 fourth quarter earnings conference call. Moray Dewhurst, Chief Financial Officer of FPL Group, will provide an overview of our performance for the fourth quarter and 2005 as a whole. Lew Hay, FPL Group's Chairman and Chief Executive Officer, Armando Olivera, President of Florida Power & Light Company, and Jim Robo, President of FPL Energy are also with us this morning. Following Moray's remarks, our senior management team will be available to take your questions.

    (2)  Non-Solicitation

Before I turn it over to Moray, let me remind you that this communication is not a solicitation of a proxy from any security holder of FPL Group or Constellation Energy. Constellation Energy intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus of Constellation Energy and FPL Group and other relevant documents to be mailed to security holders in connection with the proposed transaction.

    (3)  Safe Harbor Statement

This earnings discussion is based on unaudited financial information. Let me also remind you that our comments today will include "forward-looking statements" within the meaning of the private Securities Litigation Reform Act of 1995. Any statements made herein about future operating results or other future events are forward-looking statements under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from such forward-looking statements. A discussion of factors that could cause actual results or events to vary is contained in the Appendix herein. These risks, as well as risks associated with the proposed merger between FPL Group and Constellation Energy, will be more fully discussed in the joint proxy statement and prospectus that will be included in the Registration Statement on Form S-4 that the companies will file with the SEC in connection with the proposed merger.

And now, I would like to turn the call over to Moray Dewhurst.

Moray ...

Moray Dewhurst:

Thank you, Jim, and good morning everyone.

    (4)  2005: An Extraordinary Year

2005 was a truly extraordinary year for FPL Group, packed full with unanticipated events and twists and turns of fortune. We entered the year with two significant regulatory initiatives at Florida Power & Light, with significant uncertainty as to the implications of the unforgettable 2004 hurricane season, anticipated profit pressure from the introduction to service of the Martin and Manatee expansions, and with high hopes of a quiet life from June 1st to November 30th. Instead, we experienced an even more remarkable storm season, with far wider ramifications than that of 2004. Partly because of tropical storms, but much more because of shifting fundamentals, we experienced exceptional changes in the fuels markets, with high volatility and dramatic overall increases in price levels. The third quarter in particular, in which fuel market fundamentals came together with tropical storms and hot summer weather in key parts of the country to challenge all our businesses, gave us a very tangible example of what risk managers mean when they talk about stress scenarios.

Through all these twists and turns, FPL Group fared well. While Florida Power & Light's earnings were flat for the year, and its EPS contribution down, as we had anticipated, FPL Group's adjusted earnings and EPS showed healthy growth on the strength of FPL Energy's performance, driven both by the wind portfolio and by our merchant assets. At Florida Power & Light, however, we satisfactorily resolved the 2004 storm cost recovery proceedings and the base rate case, putting in place a new framework that should guide us through at least the end of 2009, and we responded to a second extraordinary hurricane season, both directly in restoring power to our own customers in the wake of four different events, and in supporting gulf coast utilities as they dealt with their own restoration challenges. The company's hurricane restoration efforts were acknowledged by two awards from the Edison Electric Institute.

In addition to responding to the immediate challenges of 2005, we also continued to work on positioning ourselves for the future. Among many other initiatives, we announced the acquisition of a 70% interest in the Duane Arnold Energy Center, and we made such good progress with new wind development that we start this year with our expected 2006 wind program of over 700 megawatts essentially fully approved and ready to move forward into construction. We also substantially increased the degree of hedging of the FPL Energy portfolio. As a consequence of our efforts in 2005, we are well placed for earnings growth in future years. We shared initial expectations for 2006 and 2007 in the Fall of last year, and we reaffirm those today. Beyond 2007 we expect continued strong growth.

Finally, as you all know, late in the year we announced our agreement to merge FPL Group with Constellation Energy in an exchange of stock, which, if approved, will create the leading competitive energy business in the country.

We start 2006 conscious that we have a very full agenda of execution tasks ahead of us and with confidence that we are on track to deliver continued increases in value to our shareholders.

    (5)  FPL Group Results (Fourth Quarter)

Let me first summarize our financial results. In the fourth quarter of 2005, FPL Group's GAAP results were $206 million or 53 cents per share compared to $173 million or 47 cents per share during the 2004 fourth quarter. FPL Group's adjusted 2005 fourth quarter net income and EPS were $179 million and 46 cents, respectively, compared with $175 million or 47 cents per share in 2004.

Our adjusted results exclude the mark-to-market effect of non-qualifying hedges. Please refer to the Appendix of the presentation for a complete reconciliation of GAAP results to adjusted earnings.

FPL Group's management uses adjusted earnings internally for financial planning, for analysis of performance, for reporting of results to the Board of Directors and for the company's employee incentive compensation plan. FPL Group also uses earnings expressed in this fashion when communicating its earnings outlook to analysts and investors. FPL Group management believes that adjusted earnings provide a more meaningful representation of FPL Group's fundamental earnings power.

    (6)  FPL Group Results (Full Year)

For the full year, FPL Group's 2005 net income was $885 million or $2.29 per share, compared to $887 million or $2.45 per share in 2004.

Excluding the mark-to-market effect of non-qualifying hedges, FPL Group's 2005 adjusted earnings were $997 million or $2.58 per share compared to $890 million or $2.46 per share in 2004.

Again, please refer to the Appendix of the presentation for a reconciliation of GAAP results to adjusted earnings.

    (7)  Florida Power & Light Earnings

Turning now to Florida Power & Light, fourth quarter financial results were poor, driven primarily by the impact of hurricane Wilma. Net income was $124 million, compared with $164 million in last year's fourth quarter. The corresponding contributions to EPS were 32 cents this year, compared to 45 cents last year.

We told you last year that the third and fourth quarters would be challenging for Florida Power & Light, because of the introduction to service of the Martin and Manatee generation expansions with no change in base rates, and we had expected the fourth quarter to be down slightly. We also indicated on our third quarter call that a significant revenue shortfall impact could be expected from Wilma. In fact, we estimate that Wilma reduced revenues by a little over $40 million, or the equivalent of about seven cents per share. Together, Wilma, generation expansion, and share dilution are the major items that drive the thirteen-cent decline in EPS contribution.

For the full year, Florida Power & Light's net income was $748 million, essentially unchanged from the $749 million of 2004. The EPS contribution was down approximately 6%, from $2.07 to $1.94, as a result of additional shares outstanding. While Wilma was also a factor in the year to year comparison, its impact is much less significant than in the fourth quarter, as last year's results were also adversely affected by hurricanes. On a year-to-year basis, the most significant reasons for the flat earnings comparison were: the addition of 1,900 megawatts of new generation half way through the year; the run-off of the pension transition credit; the cost associated with the sleeving project at our Port St. Lucie nuclear facility; and other miscellaneous O&M impacts. Factoring out hurricane impacts, the business's net income contribution was actually a little above where we expected it to be, and its EPS contribution was a little below, owing to the corporate decision to defer the planned share repurchase.

    (8)  Growth in Customer Accounts

On the good news front, growth in new customer accounts continued at a strong pace in the fourth quarter. The average number of FPL customer accounts increased by 101,000, or 2.4%. This was somewhat above last year's fourth quarter growth level and remains very strong compared with historical levels. Unlike last year, the hurricanes did not have a negative impact on customer growth and we are optimistic that the long-term effect will be moderate.

For the full year, the average number of FPL customer accounts increased by 97,000, or 2.3% - consistent with the growth we have witnessed over the last three years. We continue to believe that the medium- to longer-term prospects for growth in our service territory remain good, and we are continuing to commit capital to the business on this expectation.

    (9)  Retail Sales at FPL (Fourth Quarter and Full Year)

Overall, retail kilowatt-hour sales fell 1.7% during the quarter, largely due to the impact of Wilma. We estimate that Wilma was responsible for about a 4.7% decline in usage growth or the equivalent of a little over $40 million dollars. Wilma was a large, powerful storm that affected almost all our service territory and struck directly at the heart of the most densely populated part of Florida. About three-quarters of our customers lost power, and the restoration effort was the largest in our company's history and, we believe, in the history of the U.S. power industry for a single electric utility.

Wilma's 4.7% impact is offset in the quarter-to-quarter comparisons by an equivalent 0.2% effect from last year's storms. Non-hurricane weather effects were about 0.6%. Underlying usage growth, mix and all other effects were a negative 0.2%. All these factors caused total usage per customer to be down 4.1% quarter over quarter.

For the full year, retail kilowatt-hour sales were up 2.9%. Customer growth was a positive 2.3%. Usage per customer rose 0.6% for the full year consisting of 0.9% associated with non-hurricane weather-related usage, negative 0.4% associated with the impact of the 2005 hurricane season relative to the 2004 season, and 0.1% underlying usage growth.

For most of 2005, usage growth has been lower than our statistical model - which takes into account weather effects, general economic conditions, price elasticity, and long term trend data - would suggest. Clearly, the 0.1% is well below our long run average of one to one-and-a-half percent. We are currently engaged in digging deeper into the usage data to see if we can identify any reason why the statistical relationships that have worked well in the past should have changed. As a reminder, in our earnings expectations for 2006, we have assumed no growth in usage per customer, owing primarily to the price elasticity effect associated with the significant increase in customer bills associated with rising fuel costs.

    (10)  FPL O&M (Fourth Quarter and Full Year)

For the fourth quarter, FPL's 2005 O&M expense was $347 million, up from $290 million in the 2004 quarter. Last year's fourth quarter O&M reflected a favorable impact from the settlement of litigation. This year, in addition to anticipated increases from generation expansion and the run-off of the pension credit, we also recorded costs associated with sleeving of steam generator tubes at our St. Lucie nuclear plant, as well as other, smaller unanticipated items.

For the full year, FPL's O&M expense was $1,307 million, up from $1,228 million in 2004. 2004's full year O&M benefited from the settlement of litigation. 2005 full year drivers are generally the same as those of the fourth quarter with the addition of some additional expenses in fossil maintenance and employee-related costs.

Because many of the cost drivers I have just mentioned are events specific to 2004 or 2005, we do not believe the year to year comparison of O&M is a good guide to longer-term trends.

In 2006, we expect higher expenses in our operating units driven primarily by nuclear maintenance costs, higher transmission and distribution expenses and higher uncollectibles as a result of higher bills caused by the fuel increase. Employee-related costs across the company are expected to be higher as well, reflecting the continued upward trend in medical costs. A partial offset to the increased costs is the termination of the storm accrual as agreed to in the recent rate case settlement.

    (11)  FPL Depreciation (Fourth Quarter and Full Year)

Depreciation and amortization at FPL increased $14 million from $229 million in the fourth quarter of 2004 to $243 million in 2005 as a result of the addition of Martin and Manatee and the continued investment in our T&D infrastructure. For the full year, depreciation was higher by $36 million, at $951 million, compared with $915 million in 2004, reflecting continued growth of plant in service. Of the $36 million increase, two-thirds is attributable to generation expansion and one-third to transmission and distribution expansion.

Beginning this year, Florida Power & Light's depreciation expense will decrease sharply, reflecting the new rate agreement and the new depreciation studies that were filed last year. Depreciation rates will be reduced, primarily because of license extension at the nuclear plants, and the accrual for nuclear decommissioning will be eliminated. The $125 million special depreciation credit will continue as stated in our recent rate agreement.

    (12)  FPL Earnings Contribution Drivers (Fourth Quarter and Full Year)

To summarize, Florida Power & Light's fourth quarter earnings per share were affected by the following:
- Customer growth	positive 3 cents
- Usage due to weather (excl. storms)	positive 1 cent
- Storm impact on revenues	negative 7 cents
- Underlying usage growth, mix, and other	positive 1 cent
- Depreciation	negative 2 cents
- Other O&M	negative 6 cents
- Dilution	negative 3 cents
- Other	flat

For a 13-cent decline in the quarter.

For the year, Florida Power & Light's earnings per share were affected by the following:
- Customer growth	positive 13 cents
- Usage due to weather (excl. storms)	positive 5 cents
- Storm impact on revenues	negative 2 cents
- Underlying usage growth, mix, and other	positive 2 cents
- Depreciation	negative 6 cents
- O&M	negative 9 cents
- Dilution	negative 13 cents
- Other	negative 3 cents

For a total negative 13 cents at FPL for the year.

Relative to our original expectations for the year, the primary difference relates to hurricane impact. Otherwise, the combination of slightly favorable effects of weather, customer growth, O&M, and property taxes was enough to offset weak usage growth and the effects of greater share dilution than we had originally expected. We indicated in October of 2004 that we expected FPL's EPS contribution to be down by the equivalent of about 10 to 15 cents, ignoring hurricane impacts, and that is, in fact, where we ended the year.

    (13)  Storm Costs - Update

Let me now turn to the subject of storm restoration costs. As you know, we are presently recovering the bulk of the restoration costs associated with the 2004 season through a base rate surcharge, amounting to $1.65 per month for a 1,000 kWh usage customer. Unfortunately, the costs of the 2005 season rival those of 2004. Wilma alone cost over $700 million, and the total for the season is approximately $906 million.

On January 13th we filed with the Florida Public Service Commission a petition for the recovery of these costs. This petition also includes a proposal for consolidating the remaining unrecovered 2004 costs and rebuilding a funded storm reserve.

We have proposed two alternatives, consistent with the base rate settlement signed last year. First, as a primary recommendation, we have proposed issuing approximately $1.05 billion in storm recovery bonds, taking advantage of the provisions of legislation enacted last year enabling securitization of storm recovery costs. The $1.05 billion of bonds, an after-tax amount, gives the capacity to handle approximately $1.7 billion of pre-tax storm restoration costs. This would be sufficient to cover the remaining balance from 2004, the entire 2005 costs, and leave the storm reserve replenished with roughly $650 million of capacity to handle future restoration costs. The monthly charge would decline slightly to about $1.58; and the bonds would have a maturity of twelve years and would be rated triple-A.

As an alternative to this primary recommendation, we have proposed an incremental base rate surcharge sufficient to achieve roughly the same result. This would result in the monthly charge increasing to $6.84 per month for two years then declining to $5.19 per month for one year.

As a reminder, under the terms of the base rate agreement, intervenors have committed not to challenge the recoverability of prudently incurred restoration costs nor to seek the imposition of any earnings test. They are entitled to challenge prudency; the magnitude, if any, of the level of rebuilding the storm reserve; and the choice of securitization versus base rate surcharge.

The Public Service Commission has 120 days to rule on our financing proposal. If the PSC approves, we would expect to issue the bonds 30 to 60 days after a ruling.

    (14)  Fuel Cost Recovery

In addition to storms, FPL was also challenged in 2005 by conditions in the fuels markets. Dramatically higher prices for natural gas and oil affected the total cost of fuel needed to generate electricity in 2005 and will have a continuing effect in future years. FPL finished the year having spent just over $1 billion more for fuel than anticipated in the October 2004 fuel filing, and this figure would have been some $600 million higher had it not been for the beneficial impact of the fuel hedging program. Of this underrecovery, $743 million has been built into the 2006 fuel factor through the PSC decision of November 9, 2005 approving fuel cost recovery. The remaining $307 million will be deferred for recovery in 2007.

In addition to the impact on 2005, of course, rising prices affect the estimated cost of fuel for 2006. This increase, based on forward curves as of the September 2005 fuel filing, is also built into the fuel factor for 2006. As a consequence, customer bills will rise significantly. The typical residential customer will see an increase in the total bill due to fuel cost increases of 19%, while commercial and industrial customer bills will increase by 30% to 40%. While these increases are obviously large and disappointing, it is worth pointing out that they are no different from, or in some cases smaller than, the increases being felt by customers in other parts of the country. Even with these increases, FPL's total bills will still be well below the equivalent values in many other parts of the country.

    (15)  FPL Energy Results (Fourth Quarter)

FPL Energy had a good quarter and a very strong year overall. Adjusted results from the existing portfolio were up significantly, driven by pricing strength in our major markets, additional output from our facilities, and the beneficial effects of contract restructurings executed in prior years. New wind assets made strong contributions, although these were diluted to some extent by a disappointing early performance from Gexa, our recently acquired retail electric provider in Texas.

The rapidly increasing price levels in our major markets enabled us to add to our hedges for 2006 and 2007, thus significantly reducing the exposure of our future growth to market risk.

Our wind development continues to make excellent progress. We finished the year having added just over 500 megawatts of new capacity, with a few additional megawatts delayed by vendor issues into the first weeks of January. This was less than we had originally hoped, but the profitability profile of these assets is higher than most of our earlier projects. We expect to add a further 625 to 750 megawatts per year through 2007 given the two-year extension of the production tax credit program authorized by the Energy Policy Act. Our 2006 wind pipeline is in excellent shape, with more than 700 megawatts worth of projects already under construction or approved by the Board.

The combination of new wind projects, the expected increase in contributions from our merchant assets as older hedges roll-off and are replaced by sales at higher prices, and contributions from Duane Arnold are the major drivers that we expect to power the growth of FPL Energy's earnings for the next few years.

    (16)  FPL Energy Results (Fourth Quarter)

FPL Energy's 2005 fourth quarter reported results were $86 million, or 22 cents per share, compared with a negative $11 million, or loss of 3 cents per share, in prior periods result. Adjusted earnings for 2005, which exclude the effect of non-qualifying hedges, were $59 million, or 15 cents per share, compared to a negative $9 million, or a loss of 3 cents per share, in the comparable prior period. You may recall that last year's fourth quarter results included a $48 million expense driven by the restructuring of a contract associated with the Marcus Hook project, making meaningful period to period comparisons difficult. That restructuring generated after-tax savings this year of about $10 million more than we had anticipated when we entered into it. This year's fourth quarter results include a gain on the sale of three small projects that I will discuss more in a moment.

Excluded from adjusted results are the effects of transactions in the non-qualifying hedge category. During the quarter, forward prices at the front end of the curve retreated somewhat from their peaks. As a result, we generally saw gains in the non-qualifying hedge category. These gains were offset by equivalent losses in the value of the underlying physical assets positions, which are not marked to market under GAAP. We continue to believe that it is more useful when analyzing FPL Energy's current period results to exclude the impact of the non-qualifying hedge category, whether positive or negative.

As usual, we have included in the Appendix more detail on the non-qualifying hedge category. As of the end of the year, approximately $90 million of net losses in this category is held on the balance sheet. Absent any future change in forward prices, roughly half of this amount would reverse in 2006, with the remainder in subsequent years.

    (17)  FPL Energy Results (Full Year)

For the full year, FPL Energy's reported earnings were $187 million, or 49 cents per share, compared with $172 million, or 48 cents per share, in 2004. Adjusted earnings were $299 million, or 78 cents a share versus $175 million, or 49 cents last year. Again, year-to-year comparisons of operating performance are complicated by the presence in both years of significant portfolio restructuring transactions, which I will discuss further.

The full year impact of the non-qualifying hedge category was a negative $112 million, reflecting the large increase in forward prices that we observed over the course of the year.

    (18)  FPL Energy Earnings Contribution Drivers

As I mentioned, comparisons of fourth quarter adjusted results for FPL Energy are significantly affected by portfolio restructuring activity both this year and last year. Late last year we restructured the steam contract associated with the Marcus Hook facility. This transaction, while positive from a net present value perspective, created an upfront charge equivalent to 12 cents per share.

This year we completed the sale of our 50% interests in three small projects and recorded a gain of $17 million, or four cents per share. Economically, we are indifferent between selling and buying, since the transaction was structured with our former partners as a shotgun, whereby we set a single price at which we agreed either to sell our 50% interest or to buy our partner's 50% interest. The cash flow and earnings impacts are essentially the same: an upfront gain and receipt of cash, and a future loss of earnings and operating cash flow. Because the projects are small, the loss of future contribution is less than a penny per share.

Together, these two portfolio restructuring activities account for an increase of 16 cents in FPL Energy's contribution.

Other drivers of changes in FPL Energy's contribution include a negative one cent from new investments, with positives from new wind offset by losses at Gexa and the Marcus Hook project. We have been disappointed so far in the contribution of Gexa, where we see a fundamentally sound business model undermined by control inadequacies. We have made substantial changes in organization and risk management practices and expect improved results in the future.

The contribution of the existing portfolio was up by eight cents, with strong pricing and excellent hydro production in New England accounting for roughly half of this. The existing wind portfolio was essentially flat with last year. Asset optimization and trading activities increased by one penny; this was offset by restructuring activities other than those already noted. All other factors were a negative five cents, including two cents from additional interest expense and two cents from unfavorable state tax rate comparisons. The fourth quarter is typically not large for FPL Energy and thus relatively small items can have a large impact on year-on-year comparisons.

For the full year, FPL Energy's adjusted earnings increased by 29 cents per share. Of this, 16 cents is accounted for by the portfolio restructuring transactions mentioned earlier.

New project additions contributed four cents, with strong contributions from new wind being partially offset by losses associated with new merchant capacity and Gexa.

The existing portfolio was up 21 cents, driven by several factors. All segments of the portfolio, with the exception of wind, saw better performance. Improvement in ERCOT and NEPOOL was particularly noticeable, aided by favorable market conditions and improved generation. Good water resource and higher gas prices and volatility in the oil-gas price ratio benefited our hydro and oil assets in Maine. The contribution of the contracted portfolio also increased, reflecting the ongoing value of past restructuring activity. The increase from the merchant portfolio is particularly notable, as the existing wind portfolio was down by roughly four cents, owing to poor wind resource.

Asset optimization and trading activities were down one cent in 2005 compared with 2004. Contract and portfolio restructuring activity other than the two specific transactions already discussed added four cents. All other factors netted to a negative 15 cents, including seven cents due to higher interest expense, five cents associated with share dilution, and two cents from state tax items mentioned in connection with the fourth quarter results.

Overall, we are very pleased with the performance of FPL Energy. In October of last year we indicated a range of expectations for the business of 69 to 74 cents per share. In fact, even setting aside the four cent gain from portfolio rationalization, the business came in at the high end of that range, despite the wind portfolio being seven cents below weather-normal levels and despite an additional two cent drag from more dilution than we had originally expected. Even though we entered the year heavily hedged, our approach to hedging and asset optimization left us significant opportunity to capitalize on rapidly changing market conditions and generally rising prices, while effective risk management carried us successfully through an extremely challenging third quarter.

    (19)  2005 Wind Resource Performance

One area of disappointment for FPL Energy in 2005 was the relative absence of wind resource. As this chart shows, the wind speed index for the full year was seven points below its long-term reference value, while the fourth quarter was a full five points below average. The full year wind index was the worst for a decade. For the full year, given the current size of the wind portfolio, a one point difference in the wind index typically translates into roughly a two to three cent difference in EPS contribution. Our theoretical results suggest that a wind index of 93 should have cost us about 15 cents; in fact, the loss of output from poor wind resource only cost us seven cents. This is partly due to the fact that correlation between our sites and the reference towers is not perfect, and partly to variability in the actual distribution of wind speeds across hours in the year.

As in previous periods, we have provided more detail on the composition of the wind resource index in the Appendix.

    (20)  FPL Energy 2006 and 2007 Contract Coverage

Let me now update you on our contract coverage at FPL Energy. I would encourage you to access the slides that are available on our website, www.fplgroup.com under the investors section, since I will not review every number on the slide. These slides were also e-mailed to our analyst distribution list this morning with the press release.

Overall, our contract coverage on a capacity basis for 2006 has increased from approximately 82% at the end of the third quarter to 86% at the end of the year. As a reminder, we generally like to have roughly 75% of our capacity hedged for the next twelve months, and we indicated in the third quarter call that except for tactical opportunities we would not expect our 2006 hedging to increase further. The 86% capacity hedge value translates to over 90% of our expected gross margin being hedged against commodity price fluctuations.

For 2007, the capacity hedge figure is 65%, and the equivalent gross margin hedge factor is over 80%.

    (21)  Significantly Improved Market Conditions

Last year, we began providing updates on changes in forward prices in key markets affecting FPL Energy. As you know, we saw significant price increases in the first nine months of the year. The chart shown here indicates that commodity prices remain robust, and while near-term forward prices have pulled back some from their absolute peaks, it appears we are in for a sustained period of significantly higher prices than most of us anticipated a year ago.

    (22)  Flattening Curve (Natural Gas Forward Prices)

For much of last year, we focused your attention on 2006 forward prices, both because they were relevant to financial expectations and because 2007 prices tended to move in sympathy, though at lower levels and with less volatility. However, during the fourth quarter we have observed a significant flattening of the forward curve, as illustrated on this chart, which shows the implied forward curve for natural gas as of the end of the third quarter and the same curve as of a few days ago. Overall, this trend is good news for FPL Energy. The declines in the front end of the curve do not hurt us significantly, because of the high degree of hedging, while the increases in the back end are clearly beneficial to the fundamental value of assets that are economically long positions relative to natural gas. Not shown here, but also helpful, is the continued lack of complete correlation between oil and natural gas, which provides additional asset optimization opportunities for our New England portfolio, which contains both oil-fired and gas-fired assets.

    (23)  Earnings Per Share Contributions (Fourth Quarter)

To summarize the 2005 fourth quarter, on an adjusted basis, FPL contributed 32 cents, FPL Energy contributed 15 cents, and Corporate and Other was a negative 1 cent contribution. That is a total of 46 cents compared to 47 cents in the 2004 fourth quarter on an adjusted basis. Corporate & Other results benefited from certain tax items, mostly reductions in state tax liability occasioned by the rapid growth of FPL Energy.

    (24)  Earnings Per Share Contributions (Full Year)

For the full year 2005, again on an adjusted basis, FPL contributed $1.94, FPL Energy contributed 78 cents, and Corporate and Other contributed a negative 14 cents. That is a total of $2.58 a share, or an increase of 12 cents over the same period in 2004.

You may recall that on our third quarter call we indicated that we expected to be within the range $2.50 to $2.60 per share except for the fourth quarter impact of Wilma, and we estimated very roughly that Wilma could result in lost revenues in the $30 to $40 million range. In fact, the revenue impact of Wilma was a little over $40 million - equivalent to about seven cents per share. However, it was offset by the gain on asset sale of about four cents at FPL Energy. Acknowledging the impact of these two factors, we in fact completed the year towards the high end of our expectations.

Even ignoring the four cent gain on asset sales, FPL Energy came in at the high end of our expectations, while FPL was within its range after factoring out the additional dilution associated with our corporate-level decision to defer the planned 2005 share repurchase and hurricane impacts. As I said in October, "... we started the year with an expectation of executing a modest share repurchase program. However, with the outlook for capital deployment available to us, as well as cash flow needs at Florida Power & Light, we elected to defer this, and in effect the stronger than expected performance at FPL Energy, coupled with slightly stronger customer growth at FPL, will be enough to offset the dilutive impact of not repurchasing shares and still leave us within our original EPS expectations. Obviously, therefore, we are now expecting adjusted income to be higher than we originally thought."

While this performance is obviously in great part a function of external and uncontrollable factors, we think it speaks well of the risk profile of our portfolio and of the execution capabilities of our two principal operating management teams.

    (25)  Outlook for 2006

Turning to 2006 and 2007, we discussed our initial views of EPS expectations for these years and the drivers behind them on our third quarter call. Since then, although commodity markets have remained volatile and, as I have described, the front end of the forward curve has retreated, there have been no developments that would cause us to change our expectations significantly. Accordingly, the ranges shown here, which are the same as previously discussed, remain valid to characterize our expectations for FPL Group in the stand-alone case - i.e. prior to considering the effects of the announced merger with Constellation. In the Appendix we have included additional detail, and again these have not changed significantly since the third quarter call.

For 2006, we currently see an EPS range of $2.80 to $2.90, and for 2007 we see a range of $3.15 to $3.35. As a reminder, the key drivers behind the growth are continued healthy growth at Florida Power & Light, additional accretive contributions from investment in new wind projects, the impact of rising commodity prices reflected in hedges rolling over at FPL Energy, and the addition of Duane Arnold to the portfolio. In 2006, we expect to execute a financing plan that will help us reduce the impact of the February '06 conversion of the second set of equity units.

    (26)  The New entity: A Unique and Compelling Combination

Before taking your questions I would like to make a few comments on the proposed merger. We will be limited in what we can say on this topic for regulatory reasons, and anything we say today will be limited to FPL Group's information and views. Constellation Energy will discuss its 2005 results and its future expectations next Tuesday, January 31st.

Since announcing our agreement to merge the two companies last December, we have been working diligently to prepare the necessary regulatory filings to ensure a prompt close to the transaction. We continue to believe that closing in 2006 is feasible, as the transaction is relatively straightforward from a regulatory perspective. We have begun the integration planning process, and an overall Steering Committee, composed of senior executives from both firms, has already met and agreed on the basic approach to integration planning. We have also established integration teams and support teams. Some of these teams have already met while others will be getting together shortly. One of the first tasks for each team is to identify the decisions that will be needed to ensure the delivery of the synergy and earnings levels that we discussed in December. As you have just heard, our expectations for the FPL Group "stand-alone" case have not changed. Moreover, our views regarding merger synergies have not changed either - we expect to deliver at least $200 to $250 million per year in retained synergies by year three, with a pattern of roughly a-third-a third-a-third each year.

Once we are further along in the regulatory process we expect to be able to provide more detail in coordination with our partners at Constellation.

    (27)  Q&A Session

And now, we will be happy to answer your questions. Thank you.